Exhibit 3.163
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F960410000564
Certificate of Amendment of the Certificate of Incorporation of
A.R.C. NETWORKS CORP.
under Section 805 of the Business Corporation Law.
IT IS HEREBY CERTIFIED THAT:
(1)	The name of the corporation is A.R.C. NETWORKS CORP.
(2)	The certificate of incorporation was filed by the department of state on the 22ND day of FEBRUARY 1993.
(3)	The certificate of incorporation of this corporation is hereby amended to effect the following change(Illegible Text)
THE CERTIFICATE OF INCORPORATION IS AMENDED TO CHANGE THE NAME OF THE CORPORATION. PARAGRAPH 1 OF THE CERTIFICATE OF INCORPORATION IS AMENDED TO READ AS FOLLOWS:
1.	THE NAME OF THE CORPORATION IS A.R.C NETWORKS. INC.
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(4)	The amendment of the certificate of incorporation was authorized:
*	first by vote of the board of directors.

*	and then at a meeting of shareholders by vote of a majority of all the outstanding shares entitled to vote thereon.
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